UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Hatteras Financial Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

41902R103
(CUSIP Number)

January 29, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41902R103		Page 2 of 8 Pages
1	NAME OF REPORTING PERSON American Capital Agency Corp. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,300,543
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,300,543
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,543
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This Schedule 13G is filed by American Capital Agency Corp. (“AGNC”) and American Capital Mortgage Management, LLC (“ACMM,” together with AGNC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. A subsidiary of ACMM serves as the manager of AGNC, which exercises voting and investment control over the shares held by AGNC, and another subsidiary of ACMM serves as the manager of American Capital Mortgage Investment Corp., which exercises voting and investment control over the shares held by American Capital Mortgage Investment Corp. (“MTGE”) and ACMM may be deemed to own beneficially the shares held by AGNC and MTGE. ACMM owns no securities of the Issuer directly.
(2) The percentage is based upon 97,908,523 shares of Issuer common stock outstanding as of October 28, 2013, as reported by the Issuer in its 10-Q filed on October 31, 2013.

CUSIP No. 41902R103		Page 3 of 8 Pages
1	NAME OF REPORTING PERSON American Capital Mortgage Management, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 8,278,162
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 8,278,162
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,278,162 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5% (3)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This Schedule 13G is filed by American Capital Agency Corp. (“AGNC”) and American Capital Mortgage Management, LLC (“ACMM,” together with AGNC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. A subsidiary of ACMM serves as the manager of AGNC, which exercises voting and investment control over the shares held by AGNC, and another subsidiary of ACMM serves as the manager of American Capital Mortgage Investment Corp., which exercises voting and investment control over the shares held by American Capital Mortgage Investment Corp. (“MTGE”) and ACMM may be deemed to own beneficially the shares held by AGNC and MTGE. ACMM owns no securities of the Issuer directly.
(2) Includes 7,300,543 shares of common stock held by AGNC and 977,619 shares of common stock held by MTGE.
(3) The percentage is based upon 97,908,523 shares of Issuer common stock outstanding as of October 28, 2013, as reported by the Issuer in its 10-Q filed on October 31, 2013.

Item 1.

	(a)	Name of Issuer:

Hatteras Financial Corp.

	(b)	Address of Issuer’s Principal Executive Offices:
110 Oakwood Drive Suite 340 Winston-Salem, NC 27103
Item 2.

	(a)	Name of Person Filing: This Schedule 13G is being filed jointly by:

American Capital Agency Corp. (“AGNC”) American Capital Mortgage Management, LLC (“ACMM”)

	(b)	Address of Principal Business Office, or if none, Residence:

2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814

	(c)	Citizenship:

AGNC – Delaware corporation ACMM – Delaware limited liability company

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

41902R103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.
	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage of Class
AGNC	7,300,543		7,300,543		7,300,543	7.5%
ACMM			8,278,162 (1)		8,278,162 (1)	8.5% (2)
(1) Includes 7,300,543 shares held by AGNC. (2) Includes 7.5% held by AGNC.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014

American Capital Agency Corp.

By:	/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

EXHIBIT INDEX

Exhibit Number	Description
A	Joint Filing Agreement
B	Authorization

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock of Hatteras Financial Corp. and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 6th day of February, 2014

American Capital Agency Corp. /s/ Samuel A. Flax
Samuel A. Flax Executive Vice President and Secretary
American Capital Mortgage Management, LLC

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary

EXHIBIT B
AUTHORIZATION
KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints AMERICAN CAPITAL AGENCY CORP. (the “Agent”) as an authorized agent and signatory to act on behalf of the undersigned, in any and all capacities, to:
1) prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 13 or Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;
2) prepare and execute for and on behalf of the undersigned, in its capacity as the record or beneficial owner of the securities of any company registered with the SEC, any required (i) Schedules 13D and 13G in accordance with Section 13 of the Exchange Act and the rules thereunder (including any joint filing agreement), (ii) Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder (including any joint filing agreement), and (iii) Form 144 under Rule 144 of the Securities Act of 1933;
3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports, forms or schedules, and complete and execute any amendment or amendments thereto, and timely file any such reports, forms or schedules with the SEC and any stock exchange or similar authority; and
4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such Agent, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such Agent on behalf of the undersigned pursuant to this Authorization shall be in such form and shall contain such terms and conditions as such Agent may approve in such Agent’s discretion.
The undersigned hereby grants to such Agent full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such Agent shall lawfully do or cause or have caused to be done by virtue of this Authorization and the rights and powers herein granted. The undersigned acknowledges that the foregoing Authorization, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934 or Rule 144 of the Securities Act of 1933.
This Authorization shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and 13G, and Forms 3, 4, 5 and 144 with respect to the securities owned by the undersigned, unless earlier revoked by the undersigned.
IN WITNESS WHEREOF, the undersigned has caused this Authorization to be executed as of this 6th day of February, 2014.

American Capital Mortgage Management, LLC

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President and Secretary